VIA FACSIMILE AND U.S. MAIL

                                                                    May 23, 2006



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:   Celgene Corporation
           Form 10-K Fiscal Year Ended December 31, 2005
           File No. 000-16132

Dear Mr. Rosenberg:

I am in receipt of your correspondence dated May 12, 2006, wherein you requested that we provide responses to certain comments that your office has concerning our Form 10-K for the fiscal year ended December 31, 2005. As discussed by our Controller, Jim Swenson, with Ms. Amy Bruckner, our response will be reviewed by our external Audit Committee and submitted to you by June 5, 2006.

Should this present any problems, please do not hesitate to contact me at (908) 673-9102.

Sincerely,

/s/ Robert J. Hugin

Robert J. Hugin
Chief Financial Officer



cc:    Amy C. Bruckner
       Lisa Vanjoske